-----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                  FORM 6-K/A
                                 ------------

                              (Amendment No. 2)
                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 1-15194


                              dated October 30, 2001


                    COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV
            (Exact Name of Registrant as Specified in its Charter)

                        AMERICAN BEVERAGE COMPANY-AMBEV
                (Translation of Registrant's Name into English)

              Avenida Maria Coelho Aguiar, 215, Bloco F, 6 andar
                        05804-900 Sao Paulo, SP, Brazil
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F  [X]             Form 40-F  [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  [ ]                           No  [X]


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






                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2001


                              COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV



                                 By: [Luis Felipe P. Dutra Leite]
                                    -------------------------------------------
                                    Name:  Luis Felipe P. Dutra Leite
                                    Title: Chief Financial Officer and Investor
                                           Relations

                             CAUTIONARY STATEMENT
                     REGARDING FORWARD-LOOKING INFORMATION

     AmBev makes forward-looking statements in this report that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

     o    the declaration or payment of dividends;

     o    the direction of future operations;

     o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

     o the implementation of AmBev's financing strategy and capital expenditure plans;

     o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

     o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

     Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

     Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

     o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

     o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

     o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.

                                 EXHIBIT INDEX


Exhibit        Description of Exhibit                                  Page
-------        ----------------------                                  ----

1.             Relevant Notice of Companhia de Bebidas das Americas-
               AmBev                                                     1

2.             Call for Extraordinary General Shareholders Meeting       2

          Relevant Notice of Companhia de Bebidas das Americas-AmBev

                   ****************************************
                   *  THIS NOTICE DOES NOT CONSTITUTE AN  *
                   *  OFFER OF ANY SECURITIES FOR SALE    *
                   ****************************************


      COMPANHIA DE BEBIDAS DAS                     INDUSTRIA DE BEBIDAS
         AMERICAS - AMBEV                    ANTARCTICA DO NORTE-NORDESTE S/A
    CNPJ/MF no. 02,808,708/0001-07            CNPJ/MF no. 15,182,652/0001-61
           Public Company                           Public Company

                                RELEVANT NOTICE

Companhia de Bebidas das Americas - AmBev ("AmBev"), as the controlling shareholder of Industria de Bebidas Antarctica do Norte-Nordeste S/A ("Norte-Nordeste"), jointly mentioned as "Companies", following the Relevant Notice published on July 20, 2001, about the shareholder restructuring of the Companies in order to fully explore the synergies resulting from the merger of their operations, and in compliance with CVM Instructions no. 31/84 and 319/99, publicly announces the following:

1. The Board of Directors and Audit Boards of both Companies have approved the incorporation of Norte-Nordeste by its controlling shareholder, AmBev, with the consolidation of Norte-Nordeste's balance-sheet into AmBev's, and the consequent consolidation of the Companies into a single entity
("Incorporation"), as described below:

2. Therefore, as a complement of the Relevant Notice previously published, we communicate to our shareholders and to the market the conditions of the referred proposal of Incorporation, which will be submitted to the approval of the Companies' Shareholders' General Meeting, in compliance with applicable legal periods.

2.1. The Incorporation goal is to simplify the current shareholder structure through the merger of the Companies into a single entity, improving the production, sales and distribution of beverages, and the purchase of raw materials necessary for production, and, consequently: (a) improve the productivity and efficiency of its operations, promoting further benefits to consumers; (b) achieve greater synergies and the consequent reduction of financial and operating expenses and a more adequate taxation structure; (c) rationalize their activities with the future unification of their management;
(d) increase the transparency of the consolidated company; and (e) generate value and liquidity in the shares of the Companies to be consolidated.

2.2 The following corporate documents were created to implement the Incorporation up to this date:

     I. Joint meeting of the Board of Directors and Audit Boards of the Companies, in which the following have been approved: (i) the incorporation of Norte-Nordeste by AmBev; (ii) the appointment of a independent specialist, Apsis Consultoria Empresarial S/C Ltda., to present: (a) an appraisal report of Norte-Nordeste net worth, which will be consolidated into AmBev's; (ii) an appraisal report, at current market prices, of the Companies' shareholders' equity, in order to comply with article 264 of the Law no. 6,404/76; and (c) an appraisal report of the market value of AmBev's shares; (iii) the appointment of a renowned international investment bank, Merrill Lynch, Pierce, Fenner & Smith Inc. represented in Brazil by Mr. Richard Rainer, CPF no. 165,017,198-60 ("Merrill Lynch"), to present an economic appraisal report on Norte-Nordeste to determine the fair value at which to swap Norte-Nordeste shares for shares of AmBev and the value of appraisal rights; (iv) the appraisal reports mentioned in items (ii) and (iii) above; and (v) the Registry and Justification of Incorporation ("Registry and Warrant");

     II. Publishing of the Relevant Notice in the following newspapers: A TARDE, GAZETA MERCANTIL and O ESTADO DE SAO PAULO on July 20, 2001;

2.3. The appraisal reports of the shareholders' equity of the Companies, following the same criteria and on the same date, at current market prices, as presented by Apsis Consultoria Empresarial S/C Ltda. in compliance with article 264 of the Law no. 6,404/76, and exclusively with the foreseen objective of comparison, indicate the following theoretical swap ratio of common and preferred shares issued by Norte-Nordeste for respective common and preferred shares issued by AmBev:

------------------------------------------------------------------------------
BASE                VALUE OF         VALUE PER 1,000(THOUSAND) THEORETICAL SWAP
DATE 08/31/2001   SHAREHOLDERS'       SHARES TO DETERMINE THE     RATIO (*)
                EQUITY, AT CURRENT    THEORETICAL SWAP RATIO
                MARKET PRICES (R$):        (IN R$):
------------------------------------------------------------------------------
AMBEV              4,068,500,059.33                 103.74807
------------------------------------------------------------------------------
NORTE-NORDESTE       868,528,221.84                  487.6785      4,700.603144
------------------------------------------------------------------------------
(*) Number of AmBev shares that would be received for each 1,000 (thousand) Norte-Nordeste shares, according to the appraisal, at current market price, of the shareholder's equity of the Companies.

2.4. The appraisal report on the market value of Ambev shares, as presented by Apsis Consultoria Empresarial S/C Ltda., in order to determine the swap ratio of Norte-Nordeste shares for AmBev shares, set the following prices per 1,000 (thousand) AmBev shares:

------------------------------------------------------------------------------
AMBEV'S MARKET VALUE (IN R$):           MARKET VALUE (IN R$) PER 1,000
                                               (THOUSAND) SHARES:
------------------------------------------------------------------------------
            19,699,567,856.40                                502.34536
------------------------------------------------------------------------------

2.5. The economic appraisal report of Norte-Nordeste shares, as presented by Merrill Lynch, whose appointment will be submitted for the approval at the General Meeting of Norte-Nordeste Shareholders, in compliance with the article 45, of the Law no. 6,404/76, to determine: (a) the swap ratio of Norte-Nordeste shares for AmBev shares, and (ii) the value of the appraisal rights for shares of Norte-Nordeste, indicate the following prices per 1,000 (thousand) shares:

------------------------------------------------------------------------------
        Economic value of              Economic value (in R$) per 1,000
      Norte-Nordeste (in R$):              1,000 (thousand) shares:
------------------------------------------------------------------------------
               758,878,156.07                                    426.11
------------------------------------------------------------------------------

2.6. As a consequence of the Incorporation, shareholders who own common shares of Norte-Nordeste will receive AmBev common shares, and the shareholders who own Norte-Nordeste preferred shares, regardless of their class will receive AmBev preferred shares, according to the following swap ratio established, based on the Companies' values, indicated in items 2.4 and 2.5 above. Therefore shares of Norte-Nordeste will cease to exist.

------------------------------------------------------------------------------
   Swap ratio of common and                             848.241138
     preferred shares (*)
------------------------------------------------------------------------------
(*) Number of AmBev shares which will be received for each 1,000 (thousand) Norte-Nordeste's shares.

2.7. In compliance with article 264, paragraph 3, of the Law 6,404/76, the shareholders of Norte-Nordeste that prefer to exercise the appraisal rights as a consequence of the Incorporation, will be able to opt to receive the value of their shares based on: (i) their economic value indicated in item 2.5 above, according to article 45 of Law no. 6,404/76; or (ii) shareholders equity of Norte-Nordeste appraised at current market prices, indicated in the item 2.3 above.

2.8. The shares issued by AmBev that will be issue to Norte-Nordeste shareholders, in replacement of those which will cease to exist, will have the same rights as AmBev shares that are currently traded.

2.9. The Incorporation will not result in the modification of the distribution of dividends of the Companies and the characteristics of preferred shares will remain unchanged, i.e., preferred shares will continue to have preference in the redemption of capital, in case of liquidation of the company, and to dividends 10% (ten percent) higher than those distributed to common share holders.

2.10. The Norte-Nordeste shares that are owned by AmBev will be cancelled, in the terms of article 226, paragraph 1, of Law no. 6,404/76.

2.11. The appraisal of Norte-Nordeste net worth, to be consolidated by AmBev, was prepared at book value, based on August 31, 2001, by the independent auditor, Apsis Consultoria Empresarial S/C Ltda., whose appointment will be subject to the approval at AmBev's General Meeting, and in relation to which there is no current or potential conflict of interest with the controlling shareholder of Norte-Nordeste, or with its respective minority shareholders, or with the Incorporation itself. Any change in the shareholder's equity verified from the base date referred to above will be incorporated by AmBev, making the necessary adjustments.

2.12. Based on the accounting appraisal report of the net worth of Norte-Nordeste, elaborated by the specialized firm indicated at item 2.11 above, AmBev's capital stock will be increased by nearly R$298,265,343.37 (Two hundred and ninety eight million, two hundred and sixty five thousand, three hundred forty three reais and thirty seven cents), corresponding to the total net worth of Norte-Nordeste, discounted the capital stock of Norte-Nordeste owned by AmBev.

2.13. Consequently, after AmBev's capital increase related to the incorporation process, the referred capital stock is estimated to reach R$2,944,288,229.34 (two billion, nine hundred forty four million, two hundred and eighty eight thousand, two hundred twenty nine reais and thirty four cents), divided in 39,741,398,444 shares (Thirty nine billion, seven hundred forty one million, three hundred and ninety eight thousand, four hundred and forty four), of which 16,073,048,830 (sixteen billion, seventy three million, forty eight thousand, eight hundred and thirty) are common shares and 23,668,349,614 (twenty three billion, six hundred sixty eight million, three hundred and forty nine thousand, six hundred and fourteen) are preferred shares.

3. The Incorporation proposal is being submitted to the National Integration Ministry to obtain prior authorization and to allow the transfer of regional tax benefits held by Norte-Nordeste once the incorporation process is concluded.

4. The Incorporation proposal will not be submitted for approval of Brazilian antitrust authorities, as AmBev controls Norte-Nordeste, the intended incorporation is a corporate restructuring within the same economic group, not representing a case of economic concentration.

5. In the context of the Companies' corporate restructuring process, referred to in this Relevant Notice, part of the net worth of Norte-Nordeste through the Incorporation will become part of CBB capital stock, AmBev's whole-owned subsidiary, to optimize productivity, financial and operating costs, and tax charges existing in the operations between the Companies.

6. The estimated cost of the Incorporation operation in this Relevant Notice is approximately R$ 2,000,000.00 (Two million reais), including all publication charges, specialist reports, auditing, valuation, consulting and legal services.

7. Should the Board of Directors understand that the payment of the appraisal rights of Norte-Nordeste shareholders can create a potential risk to AmBev's financial stability, a Shareholder General Meeting of both Ambev and Norte-Nordeste will be called immediately and according to the legal timeframe, to analyze the proposed operation and, should that be the case, revert the entire Incorporation process.

8. Finally, we communicate that: (i) The appraisal report of Norte-Nordeste net worth; (ii) the valuation reports of the Companies' equities at market prices; (iii) the report on AmBev shares at market value (iv) the economic appraisal report of Norte-Nordeste shares; (v) the protocol and incorporation warrant; and (vi) the changes to the By-laws of AmBev, which should be approved to conclude the afore mentioned operation, will be available at Norte-Nordeste and AmBev headquarters, from today, on weekdays, from 9 am to 6 pm, and the shareholders must personally attend, proving their shareholder status or represented by a power of attorney, to: Norte-Nordeste, at Rua Joao Ursulo, no. 1,620, city of Camacari, Bahia State; and AmBev, at Av. Maria Coelho Aguiar, no. 215, Bloco F, 6th floor, in the city and State of Sao Paulo.

                         Sao Paulo, October 9th, 2001.

 Companhia de Bebidas das Americas-        Industria de Bebidas Antarctica do
             AmBev                                Norte-Nordeste S/A
Investor Relations Executive Officer      Investor Relations Executive Officer

             Call for Extraordinary General Shareholders Meeting

                   COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV
                              NIRE: 3.530.015.770
                          CNPJ/MF: 02.808.708/0001-07
                             Open Capital Company

                         EXTRAORDINARY GENERAL MEETING
                               CONVOCATION CALL

Stockholders from COMPANHIA DE BEBIDAS DAS AMERICAS - AMBEV ("Companhia") are being called together to an extraordinary meeting which will take place on November 1st, 2001 at 10:00am at Hotel Transamerica, located at Avenida Nacoes Unidas, no. 18.591, Room Sao Paolo 1, due to to the nonexistence of an appropriate place at the headquarters of the company in the city and state of Sao Paulo, in order to resolve about the following DAY ORDER:


                  EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING


(i) To examine, discuss and approve the Enrollment and Incorporation Warrant by the company of its controlled Industria de Bebidas Antarctica do Norte-Nordeste S/A ("IBA Nordeste");

(ii) To approve the nomination and confirm the specialized engagement company, responsible for the accounting appraisal report of IBA Nordeste net worth, to be turned into the company;

(iii) To examine and approve the afore-mentioned accounting appraisal report of IBA Nordeste net worth, dated August 31st, 2001;

(iv) To approve and confirm the specialized engagement company, responsible for the company's and IBA Nordeste net equity appraisal report, following the same criteria and date, at market value, in compliance with 264 article, Law No. 6.404/76;

(v) To approve and confirm the specialized engagement company, responsible for the valuation of the Company's stock market value determination report, for determination purposes of IBA Nordeste stock's replacement list by the Company's stocks;

(vi) To approve and confirm the engagement investment bank, responsible for the IBA Nordeste stocks economic valuation, for determination purposes of IBA Nordeste stock's replacement list by the Company's stocks;

(vii) To discuss and approve IBA Nordeste incorporation by the Company, in compliance and by conditions established on the enrollment and incorporation warrant of the afore-mentioned item "i" above;

(viii) To authorize the Company's increase of capital due to the afore-mentioned incorporation on item "vii," against version of IBA Nordeste accounting net worth for the Company, with common and preferred stocks issue to be attributed to IBA Nordeste's stockholders, in replacement with their IBA Nordeste participation, which will be extinct;

(ix) To grant power to the Company's management in order to execute all necessary acts to the implementation and formalization of the incorporation process, to be deliberated on the meeting for which this convocation is proposed;

(x) To increase the limit of the Company's authorized capital, established on
Article 10 of the Company's Bylaws;

(xi) To amend Article 31 of the Company's Bylaws in order to change the form of representation of the Company; and

(xii) To change the Company's ByLaws, according to the deliberations above.

General Information:

a) The following documents are available for shareholders at the Company: (i) IBA Nordeste's accounting appraisal report; (ii) equity appraisal reports from the Company and from IBA Nordeste; (iii) report of the Company's stock market value determination report; (iv) report of the economic valuation of IBA Nordeste's shares; (v) Enrollment and Incorporation Warrant (vi) Company's project on statutory modifications, since October 10, 2001, pertinent to the incorporation operation to be deliberated;
b) The mandate instruments in this Meeting shall be deposited, in the Company's headquarters, in 03 (three) working days before the established date for the General Meeting.
c) The participating shareholder of the Fungible Custody of Registered Shares of the Stock Exchanges of Sao Paulo who wishes to attend this Meeting shall present his/her statement containing the respective holding, issued by the authorized entity, in 48 (forty eight) hours prior to the Meeting.

                          Sao Paulo, October 9, 2001

                         ____________________________
                      Chairman of the Board of Directors